

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Rhonda Powell
Chief Legal Officer and Corporate Secretary
BuzzFeed, Inc.
111 East 18th Street
New York, New York 10003

> **Re: BuzzFeed, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 11, 2022**
> **File No. 333-262105**

Dear Ms. Powell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Aman Singh